Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer

May 30, 2006

Mr. Jim R. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 001-07434

Dear Mr. Rosenberg:

     We are responding to your letter of May 19, 2006. Our responses to your comments are presented below. We have also listed your comments for ease of reference.

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Deferred Policy Acquisition Costs and Policy Liabilities

Policy Liabilities, page II-8

1.

We note that you provide a sensitivity analysis around the entire unpaid policy claims liability reserve balance. To aid an investor in understanding the variability that is reasonably likely from your estimated loss reserve, please provide us, in disclosure-type format, a modified sensitivity analysis which illustrates reasonably likely changes in the key assumptions used to arrive at management's best estimate and quantify the effect on operations and financial position of reasonably likely changes in those assumptions. Explain why management believes the scenarios quantified are reasonably likely.

Response:

     Based upon your comment, we will revise the disclosure in future annual reports. We have included sensitivity of the unpaid policy claims liability of a 1% change in either the severity of claims or the total claim morbidity. We believe these scenarios are reasonable because over the last 10 years, our total morbidity has moved on average 1% per year.

     If this disclosure were made as of December 31, 2005, it would read as follows:

     Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on an undiscounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. Assumptions underlying the estimate of unpaid policy claims are updated regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

     Our insurance products provide fixed-benefit amounts that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of the claim and frequency is the number of claims incurred. As discussed previously, the unpaid claims liability is not, however, subject to medical cost inflation because benefits are based on a fixed indemnity. Our claims experience is primarily related to the demographics of our policyholders.

     In computing the estimate of unpaid policy claims, we consider many factors including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period, however, fluctuations in claim levels may occur. In calculating the unpaid policy claims liability, we do not calculate a range of estimates. However, if severity or total morbidity of current period claims were to change by 1%, we would expect the unpaid policy claims liability as of December 31, 2005, to change as follows:

(In millions)

Days in hospital (severity) - 1% increase	$9
Days in hospital (severity) - 1% decrease	(9)

Total morbidity (including severity) - 1% increase	$19
Total morbidity (including severity) - 1% decrease	(19)

Comment:

2.

Please identify and describe those key assumptions that materially affect the estimate of the unpaid policy claims liability reserve. For example, significant assumptions could be those assumptions that involved the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance. In addition please disclose the following:

	a.	For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.
b.

Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

Response:

     In the disclosure above, we have commented on the key assumptions that materially affect our estimate of unpaid policy claims. Our assumptions and experience have been fairly stable over the last three years. Four years ago, we experienced a change in both severity and frequency, which we discussed in MD&A at the time. We saw a decrease in the number of days per hospital stay, which reduced the severity of claims in our Japanese block of business. However, we also saw an offsetting increase in the frequency of claims, which tended to offset the improvement from reduced severity.

     In addition to the two comments, you requested that certain acknowledgements be made. The request and response is provided below.

Request:

     In connection with responding to our comments, please provide in your letter, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and
  the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and that the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.

Sincerely,

/s/ Ralph A. Rogers, Jr.

Ralph A. Rogers, Jr.

wlh/RAR,Jr.

cc:	Dana Hartz, Staff Accountant
Mary Mast, Review Accountant